06002966

U.S. SECURI ... MMISSION
W ... TON, D.C. 20549

ANNUAL AUDITED REPORT **FORM X-17A-5** **PART III**	Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC FILE **8-53148**

REPORT FOR THE PERIOD BEGINNING **01/01/05** AND ENDING **12/31/05**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gold Coast Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

275 E. Hillcrest Drive, Suite 225

(No. and Street)

Thousand Oaks	**California**	**91360**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT.

Tae P. Ho **(805) 496-3660**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report)

Hurley & Company

15650 Devonshire Street, Suite 100	**Granada Hills**	**California**	**91344**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

x Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions

Oath or Affirmation

I, TAE P. HO, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of GOLD COAST SECURITIES, INC., as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

SUSAN S. ANDERSON
COMM. # 1631982
NOTARY PUBLIC - CALIFORNIA
VENTURA COUNTY
MY COMM. EXP. DEC. 24, 2009

Signature

CHIEF EXECUTIVE OFFICER

Title

Subscribed and sworn
to before me this
24 day of February 2006

Notary Public

GOLD COAST SECURITIES, INC.
FINANCIAL STATEMENT INDEX
December 31, 2005

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

Board of Directors
Gold Coast Securities, Inc.

We have audited the accompanying statements of financial condition of Gold Coast Securities, Inc. (the "Company") as of December 31, 2005 and 2004, and the related statements of income, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gold Coast Securities, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hurley & Company

Hurley & Company

Granada Hills, California
February 10, 2006

Suite 100
15650 Devonshire Street
Granada Hills, California 91344

Telephone (818) 895-1943
Facsimile (818) 891-8050
WWW.HURLEYCPA.COM

Member - AICPA Center for Public Company Audit Firms

GOLD COAST SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2005 and December 31, 2004

	2005	2004
ASSETS		
Cash and cash equivalents	$ 58,498	$ 59,640
Deposit with clearing organization	25,000	25,000
Receivable from broker-dealers and clearing organization	271,444	201,545
Deferred income taxes	6,500	30,000
Office furniture and equipment, at cost, less accumulated depreciation of $33,092 and $22,054 at December 31, 2005 and December 31, 2004, respectively	16,231	23,646
Other assets, net of allowance for doubtful accounts of $15,000 at both December 31, 2005 and December 31, 2004, respectively	48,370	36,821
Total assets	$ 426,043	$ 376,652
LIABILITIES AND STOCKHOLDERS' EQUITY		
Payable to clearing organization	$ 306	$ 114
Accounts payable and accrued expenses	118,447	90,489
Deferred revenue, net	56,434	32,742
Notes payable - capital lease obligations	-	244
	175,187	123,589
Commitments and contingent liabilities	-	-
Liabilities subordinated to claims of general creditors	-	-
Stockholders' equity:		
Common stock, no par value, Series A voting shares, 200.00 shares authorized, 151.00 shares issued and outstanding at both December 31, 2005 and December 31, 2004, respectively	7,265	7,265
Common stock, no par value, Series B non-voting shares, 1,300.00 shares authorized, 564.34 and 587.34 shares issued and outstanding at December 31, 2005 and December 31, 2004, respectively	190,809	305,809
Additional paid-in capital	9,015	16,515
Retained earnings (accumulated deficit)	43,767	(76,526)
Total stockholders' equity	250,856	253,063
Total liabilities and stockholders' equity	$ 426,043	$ 376,652

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
STATEMENTS OF INCOME
For the Years Ended December 31, 2005 and December 31, 2004

	2005	2004
Revenues:		
Commissions	$ 1,801,005	$ 1,032,496
Investment advisory and management fees	878,763	655,788
Representative monthly fees	90,921	70,896
Reimbursement income	37,942	36,340
Miscellaneous income	14,212	8,375
Interest and dividend income	5,047	670
	2,827,890	1,804,565
Expenses:		
Commissions	1,169,370	680,512
Employee compensation and benefits	871,406	564,620
Investment advisory and management fee expense	306,765	167,464
Office expense	126,804	100,990
Occupancy	112,046	88,801
Legal and professinal fees	14,687	14,051
Communications and data processing	14,108	13,375
Postage and delivery	9,498	8,282
Clearing	8,537	7,649
Website maintenance and documentation	7,151	1,500
Travel and entertainment	6,818	3,871
Other	6,078	19,515
Interest expense	29	121
Bad debts	-	5,000
	2,653,297	1,675,751
Income before income tax provision (benefit)	174,593	128,814
Income tax provision (benefit)	54,300	(29,200)
Net income	$ 120,293	$ 158,014

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2005 and December 31, 2004

	Series A Common Stock Shares	Series A Common Stock Value	Series B Common Stock Shares	Series B Common Stock Value	Additional Paid-in Capital	Accumulated Deficit	Stockholders' Equity
Balance at January 1, 2004	151.00	$ 7,265	592.34	$ 330,809	$ 19,515	$ (234,540)	$ 123,049
Repurchase shares from stockholder - November 1, 2004 through December 3, 2004	-	-	(5.00)	(25,000)	(3,000)	-	(28,000)
Net income	-	-	-	-	-	158,014	158,014
Balance at December 31, 2004	151.00	7,265	587.34	305,809	16,515	(76,526)	253,063
Repurchase shares from stockholder - January 5, 2005 through October 12, 2005	-	-	(23.00)	(115,000)	(7,500)	-	(122,500)
Net income	-	-	-	-	-	120,293	120,293
Balance at December 31, 2005	151.00	$ 7,265	564.34	$ 190,809	$ 9,015	$ 43,767	$ 250,856

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS
For the Years Ended December 31, 2005 and December 31, 2004

	2005	2004
Subordinated borrowings at beginning of year	$ -	$ -
Increases:	-	-
Decreases:	-	-
Subordinated borrowings at end of year	$ -	$ -

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2005 and December 31, 2004

	2005	2004
Cash flows from operating activities:		
Net income	$ 120,293	$ 158,014
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	8,038	7,159
Deferred income tax benefit	23,500	(30,000)
Changes in:		
Receivable from broker-dealers and clearing organization	(69,899)	(114,589)
Other assets	(11,549)	(16,654)
Accounts payable and accrued expenses	28,150	39,706
Due to stockholders	-	(7,253)
Deferred revenue, net	23,692	1,922
Total adjustments	1,932	(119,709)
Net cash provided by operating activities	122,225	38,305
Cash flows from investment activities:		
Purchase of furniture and equipment	(623)	(11,569)
Net cash used in investing activities	(623)	(11,569)
Cash flows from financing activities:		
Payments on capital lease obligations	(244)	(831)
Repurchase of common stock	(122,500)	(28,000)
Sale of common stock	-	-
Net cash used in financing activities	(122,744)	(28,831)
Net decrease in cash and cash equivalents	(1,142)	(2,095)
Cash and cash equivalents at beginning of year	59,640	61,735
Cash and cash equivalents at end of year	$ 58,498	$ 59,640
Supplemental cash flow disclosures:		
Income tax payments	$ 30,800	$ 800
Interest payments	$ 29	$ 121

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005

1. Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Delaware corporation, headquartered in California, and began operations in January 2001.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including both principal and agency transactions involving retailing corporate equity securities and mutual funds; selling corporate debt, municipal bonds, and U.S. government securities; selling tax shelters or limited partnerships in primary distribution; selling variable life or annuities; purchasing and writing put and call options; and providing investment advisory and management services.

2. Significant Accounting Policies

* Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and on deposit and highly liquid debt instruments with original maturities of three months or less. Substantially all cash is on deposit with one institution.

* Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Accounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

2. Significant Accounting Policies (Continued)

* Receivable From and Payable To Clearing Organization

The Company has an agreement to clear substantially all of its proprietary and customer transactions through another broker-dealer (Pershing Company) on a fully disclosed basis. Pershing Company is responsible for handling and monitoring all securities lending activities (collateralized financings) related to securities borrowed and securities loaned transactions.

* Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions clear.

* Investment Advisory Income

Investment advisory and management fees are received quarterly in advance, but are recognized as earned on a pro rata basis over the term of the contract. The unearned portion is recorded as deferred revenue, net of associated fees and expenses.

* Property and Equipment

Property and equipment are stated at cost. Depreciation has been provided using the straight-line method over the useful lives of the assets, which range from 3 to 7 years. Leasehold improvements are amortized on the straight-line basis over the shorter of their estimated useful lives or the remaining term of the lease.

* Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. At December 31, 2004, the Company had recognized a current deferred tax asset of $30,000, corresponding to the estimated tax benefit attributable to federal and California net operating loss carryforwards. This tax asset was fully utilized to offset 2005 taxable income of the corporation. At December 31, 2005, the Company recognized another deferred tax asset in the amount of $6,500, which represented the estimated tax benefit associated with its deferred office lease obligations (see Note 5 below).

2. Significant Accounting Policies (Continued)

* Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures at the date of the statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

* Fair Value of Financial Instruments

The Company's financial instruments are either carried at fair value, or are considered to be stated at fair value, due to their short-term nature.

* Reclassifications

Certain prior period amounts have been reclassified to conform to the current year's presentation.

3. Capital Lease Obligations

In 2001 and 2002, the Company entered into five capital leases for computer equipment, four of which had been assumed from Gold Coast Advisory, LLC (a firm in which one of the Company's officers was a principal). The assets and related liabilities were valued at $9,570. All of these capital leases have since matured, and the corresponding equipment has been bought-out. The final equipment lease expired in February 2005, at which time the Company bought the equipment at its determined fair value of approximately $170.

Interest expense on the capital lease obligations amounted to $29 and $121 during the years ended December 31, 2005 and 2004, respectively. The capital lease obligations were guaranteed by an officer of the Company.

4. Related Party Activities

The Company's three principal stockholders all receive salaries as compensation for their services as officers and employees.

These stockholders have also formed a partnership, which is the beneficiary of life insurance policies on their respective lives. The partnership has adopted a buy-sell agreement, which states that in the event of the death of any one of these three individuals, the insurance proceeds will be utilized (as a down or full payment thereon) to repurchase the stockholder's interest in the Company from the stockholder's heirs, at a price as defined in the agreement.

In December 2005, the Company obtained two three-year operating leases on vehicles driven by its President and Senior Vice President. Total lease expense incurred for these vehicles in 2005 amounted to $2,402. Current monthly lease payments total approximately $1,478, and the aggregate future lease commitment is as follows:

Year ended December 31,:	
2006	$ 17,733
2007	17,733
2008	16,256
Total lease commitment	$ 51,722

5. Commitments and Contingencies

(a) The Company recently extended its operating lease for 1,782 square feet of office space in Thousand Oaks, California. Effective October 1, 2005, the extended lease calls for non-cancelable minimum monthly rental payments of approximately $3,564, to be adjusted upward by 3% annually each December 1st. The base rent for the months of October and November 2005 has been abated, and the Company does not have to pay any of the lessor's operating expenses during the first twelve months of the lease extension term. The total lease term is for sixty-two months, terminating November 30, 2010, although the Company does have one option to extend the lease for an additional five years.

5. Commitments and Contingencies (Continued)

The Company has signed a new five-year lease for its rental of an additional 1,802 square feet of office space in Gold River, California. The new lease is effective June 12, 2005 and expires on June 11, 2010. with the rent abated for the first three months of the lease term. Current monthly rental payments are approximately $3,154, with annual rent increases each June of approximately 2.7% throughout the lease term.

The Company has renewed its lease of an additional 996 square feet of office space in La Mirada, California from La Mirada Centers through October 31, 2006. The base rent is currently set at $1,424 per month plus approximately $25 in operating expenses.

Rental expense (including the Company's share of the lessor's operating costs, as applicable) for the years ended December 31, 2005 and 2004 amounted to $97,546 and $79,677, respectively. The 2005 figure includes approximately $17,033 in deferred rental obligations as a result of contractual rent abatements. Future aggregate minimum required lease payments are as follows:

Year ended December 31,:	
2006	$ 95,555
2007	83,682
2008	86,088
2009	88,534
2010	62,982
Total lease commitment	$416,841

(b) In the normal course of business, the Company is subject to various litigation and arbitration matters. Management does not believe the eventual outcome of any current litigation in the aggregate will have a material adverse effect on the Company's financial statements.

6. Pension Plan

In August 2003, the Company established a new 401(k) PROFIT SHARING PLAN with Fidelity Investments administered by the Senex Group. The 401(k) profit sharing plan, as adopted, allows for employee contributions through salary reductions ranging from 0% to 15% of employee salary, capped, respectively, at $14,000 in 2005 and $13,000 in 2004 (plus catch-up provisions). This plan is non-discriminatory; all employees who are at least 21 years of age and have been employed by the Company for at least 6 months are eligible to participate. Plan contributions are self-directed and may be invested in one or more of a series of mutual funds managed by Fidelity Investments. The employer may make matching contributions at the discretion of the Board of Directors. For 2004, the Company's board chose to not make any matching contributions; for 2005, a 3% matching contribution was approved in the amount of approximately $19,931, which will be funded in calendar 2006. All other plan contributions during the years ended December 31, 2005 and 2004 were employee-funded through salary reductions amounting to $25,300 and $24,050, respectively.

7. Due to Stockholders

At December 31, 2003, the Company owed its Senior Vice President (and stockholder) $7,253 as reimbursement for expenses paid by the officer on the Company's behalf. This obligation was paid in full on May 3, 2004.

8. Capital Contributions and Withdrawals

During the period August 2002 through April 2003, the Company received $205,000 in cash capital contributions from an investor. The investor also contributed $45,000 in website maintenance and documentation services to the Company. In August 2003, the Company issued the investor 50 shares of its Series B common non-voting stock as consideration for the cumulative $250,000 in cash and services provided the Company, representing a 6.67% equity interest in the Company. In 2004, the Company repurchased 5 of those shares for $28,000; and in 2005, the Company repurchased another 23 of those shares for $122,500. The Company's Board of Directors has authorized redemption of the remaining 22 shares for an additional $115,500. In February 2006, an equity withdrawal was made for $31,500 to redeem 6 of those shares; the balance of $84,000 (16 shares) is scheduled to be redeemed in three quarterly installments in April, July, and October 2006.

9. Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital (i.e., $50,000) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005, the Company's net capital measured $149,489 and its net capital ratio was 1.22 to 1. At December 31, 2004, the Company's net capital measured $162,840 and its net capital ratio was 0.76 to 1.

GOLD COAST SECURITIES, INC.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2005

Schedule I

GOLD COAST SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2005

Net capital		
Total stockholders' equity		$ 250,856
Deduct stockholders' equity not allowable for capital		-
Total stockholders' equity qualified for net capital		250,856
Add:		
Subordinated borrowings allowable in computation of net capital		-
Other (deductions) or allowable credits - deferred income taxes payable		-
Total capital and allowable subordinated borrowings		250,856
Deductions and/or charges:		
Nonallowable assets:		
Deferred income taxes	$ 6,500	
Office furniture and equipment	16,231	
Receivable from broker-dealers, in excess of related payables	27,488	
Other assets - customer receivables	3,270	
Other assets - registered representative receivables, net	6,068	
Other assets - prepaid expenses and deposits	39,033	98,590
Net capital before haircuts on securities positions		152,266
Haircuts on securities positions		2,777
Net capital		**$ 149,489**
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable, accrued expenses, and deferred revenue, net,		$ 175,187
Items not included in statement of financial condition		-
Total aggregate indebtedness (AI)		$ 175,187
Computation of basic net capital requirement		
Minimum net capital required		$ 50,000
Excess net capital over minimum net capital required		$ 99,489
Excess net capital at 1,500 percent (net capital - 6.67% of AI)		$ 137,804
Excess net capital at 1,000 percent (net capital - 10% of AI)		$ 131,970
Ratio: Aggregate indebtedness to net capital		1.22 to 1

Schedule I (Continued)

GOLD COAST SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2005

Reconciliation with Company's computation (included in Part II of Form X-17A-5) as of December 31, 2005

Net capital as reported in Company's Part II (unaudited) FOCUS report	$ 165,352
Rounding adjustment	(1)
Audit adjustments to record:	
Increased accounts payable and accrued expenses, net	(15,862)
Net capital per above	**$ 149,489**

Computation of alternative net capital requirement

Not applicable

Schedule II

GOLD COAST SECURITIES, INC.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2005

Gold Coast Securities, Inc. is exempt from the reserve requirement, as it operates pursuant to SEC Rule 15c3-3(k)(2)(ii)(the Customer Protection Rule), clearing all transactions on a fully disclosed basis through its clearing firm. Gold Coast Securities, Inc. does not hold customer funds or safekeep customer securities.

Schedule III

GOLD COAST SECURITIES, INC.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2005

Not applicable

Schedule IV

GOLD COAST SECURITIES, INC.
Schedule of Segregation Requirements and Funds
In Segregation for Customers' Regulated
Commodity Futures and Options Accounts
As of December 31, 2005

Not applicable

HURLEY & COMPANY
Certified Public Accountants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Gold Coast Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Gold Coast Securities, Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in

Suite 100
15650 Devonshire Street
Granada Hills, California 91344

Telephone (818) 895-1943
Facsimile (818) 891-8050
WWW.HURLEYCPA.COM

Member - AICPA Center for Public Company Audit Firms

accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers (NASD), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hurley & Company

Hurley & Company

Granada Hills, California
February 10, 2006